EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-92283, 333-60062, and 333-114645 on Form S-3 of Spectra Energy Capital, LLC (formerly Duke Capital LLC), of our report dated April 2, 2007, relating to the financial statements and financial statement schedule of Spectra Energy Capital, LLC (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of a new accounting standard and the contribution of the member’s equity of Spectra Energy Capital, LLC by its parent, Duke Energy Corporation, to Spectra Energy Corp as a result of Duke Energy Corporation’s spin-off of the natural gas businesses effective January 2, 2007) appearing in this Annual Report on Form 10-K of Spectra Energy Capital, LLC for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina
April 2, 2007